

21001712

SEC Mail Pro SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 0 9 2021

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68553

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

TCC SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. LaSalle Street; Suite 2130
(No. and Street)

Chicago   **Illinois**   **60603**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Denison   **(312) 283-0819**
                                                      (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404   **Chicago**   **Illinois**   **60606**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  [X] Certified Public Accountant
  [ ] Public Accountant
  [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Thomas Denison**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **TCC Securities, LLC** as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
None
_____

_____
Signature

_____
CFO, FinOp
Title

Sworn and subscribed to me on the

_25th_ day of _February_ , 2021

┌─────────────────────────────────────┐
│   DIANE L SELPH   │
│   Official Seal   │
│   Notary Public - State of Illinois │
│ My Commission Expires Apr 29, 2023 │
└─────────────────────────────────────┘

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of TCC Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TCC Securities, LLC as of December 31, 2020, the related statements of income, changes in member's capital, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TCC Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TCC Securities, LLC's management. Our responsibility is to express an opinion on TCC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TCC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information, which is comprised of the Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1, Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3, Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3, and Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of TCC Securities, LLC's financial statements. The supplemental information is the responsibility of TCC Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as TCC Securities, LLC's auditor since 2011.

Bradford R. Dooley & Associates

Chicago, Illinois
February 25, 2021

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	31,486
Due from The Chicago Corporation		1,518
Total assets	$	33,004

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Accounts payable and accrued expenses	$	136
Total liabilities		136
Member's Capital		32,868
Total liabilities and member's capital	$	33,004

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues

Fees	$ 59,900	
Reimbursements	61,200	
Total income		$ 121,100

Expenses

Compensation and related benefits	37,583	
Communications	7,600	
Occupancy	19,292	
Management fees	37,117	
Professional fees	19,704	
Administrative expenses	10,795	
Other operating expenses	11,653	
Total expenses		143,744
Net income (Loss)		$ (22,644)

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2020

	Total Member's Capital
Balance January 1, 2020	$ 55,512
Plus: Net loss for the year ended December 31, 2020	-22,644
Balance December 31, 2020	$ 32,868

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows From (Used In) Operating Activities:

Net income (Loss)	$ -22,644	
Changes in assets and liabilities:		
Due from The Chicago Corporation	- 1,518	
Accounts payable and accrued expenses	-2,013	
Due to The Chicago Corporation	-1,008	
Net cash from (used in) operating activities		$ -27,183

Cash Flows From (Used In) Investing Activities:

	-0-

Cash Flows From (Used In) Financing Activities:

	-0-

Net increase in cash	-27,183
Cash and cash equivalents at beginning of year	58,669
Cash and cash equivalents at end of year	$ 31,486

Supplement Information:

Cash paid for the following during the year

Interest	$ -0-
Income taxes	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1   ORGANIZATION AND NATURE OF BUSINESS

The Company was formed on February 23, 2010 as a Limited Liability Company under the provisions of the Delaware Limited Liability Company Act.

The term of the Company is perpetual unless and until dissolved in accordance with state law whenever deemed appropriate at the sole discretion of the managers.

The Company is registered as a non-clearing broker/dealer and was approved as a member of the Financial Industry Regulatory Authority, Inc. (FINRA) on January 5, 2011.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities such as mergers, acquisitions and other corporate reorganization transactions.

The Company is wholly owned by The Chicago Corporation.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed.

Revenues from fees arising from mergers, acquisitions and other corporate reorganization transactions are recorded as success fees based on the achievement of a criteria agreed upon with the client (such as closing of the transaction when all performance obligations to the client have been completed.)

Accounts Receivable
Accounts receivable are stated at face amount net of any allowance for doubtful accounts for possible uncollectible amounts.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Property and Equipment</u>
Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Maintenance and repairs are charged to income as incurred.

<u>Income Taxes</u>
The Company is wholly owned by The Chicago Corporation and any taxable income of the Company flows through to the member and is reported on the income tax return of the sole member.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. The earliest year that the Company is subject to examination by tax authorities is the year ended December 31, 2017.

<u>Statement of Cash Flows</u>
For purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board issued *ASU2016-02 Leases,* and several amendments (collectively "ASU2016-2"), which requires leases to recognize assets and liabilities arising from most operating leases on the statement of financial condition. The Company is not a party to any lease agreements. The Company includes its rent obligations on its books and records through an expense sharing and management agreement with the sole member, who is the actual leasee. As such, this new accounting pronouncement is not applicable to the Company.

NOTE 3   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Net capital and aggregate indebtedness change from day to day, but at December 31, 2020, the Company had net capital and net capital requirements of $32,868 and $5,000, respectively. The net capital rule may effectively restrict the payment of member capital withdrawals.

NOTE 4   EXEMPTION FROM SEC RULE 15c3-3

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC Rule 15c3-3.

NOTE 5   RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing and management agreement, the Company engages in transactions with the sole member.

During the year ended, December 31, 2020, the sole member provided office rent, office supplies, IT and communications, administrative and other professional services to the Company based upon percentages as defined in the agreement.

Purchases for these various services were $33,966 for the year ended December 31, 2020. In addition, the sole member makes certain direct payment for expenses on behalf of the Company for various administrative and professional expenses paid by sole member on behalf of the Company. Reimbursement by the Company to the sole member for these expenses was $2,897 for the year ended December 31, 2020

In addition, the sole member currently reimburses the Company $400 per month for each registered representative of the Company. Reimbursements received from the sole member under the arrangement were $53,200 for the year ended December 31, 2020.

Pursuant to the terms of the agreement, the Company pays the sole member a monthly management fee equal to ninety-percent (90%) of the monthly net income exclusive of the management fee. During the year ended December 31, 2020, the Company incurred $37,117 in management fees to the sole member.

At December 31, 2020, there was $1,518 due from the sole member as a result of these transactions.

NOTE 6   SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 25, 2021, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

Company Name   TCC Securities, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2020

Computation of net capital

Total member's equity		$	32,868
Deduct member's equity not allowable for Net Capital			-
Total member's equity qualified for net capital			32,868

Deductions and /or charges:
Nonallowable assets:

Other	$	0	
Furniture and equipment		0	0
Net capital before haircuts on securities positions			32,868

Haircuts on securities:
Trading and investment securities:

Other securities	$	-	-
Net capital		$	32,868

Computation of basic capital requirement

Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)		5,000
Net capital in excess of net capital requirement	$	27,868

Computation of aggregate indebtedness

Aggregate indebtedness	$	136
Ratio of aggregate indebtedness to net capital	%	0.41

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2020.

See Auditor's Report.

Company Name   TCC Securities, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

Company Name   TCC Securities, LLC

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

Company Name   TCC Securities, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2020.

See Auditor's Report.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)

REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2020

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of TCC Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) TCC Securities, LLC (the "Company") stated that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240-17a-5 because the Company limits its business activities exclusively to private placement of securities and merger and acquisition advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240-17a-5, and related SEC Staff Frequently Asked Questions.

Bradford R. Dooley & Associates

Chicago, Illinois
February 25, 2021

TCC SECURITIES, LLC
135 South LaSalle Street
Suite 2130
Chicago, IL 60603
312.283.0825
312.283.0836 (fax)

TCC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to, private placement of securities and merger and acquisition advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted or effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Philip R. Clarke III, swear (or affirm) that to my best knowledge and belief, this Exemption Report is true and correct.

By: _(signature)_

Title: CEO
February 25, 2021